SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

CALIFORNIA PIZZA KITCHEN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13054D 10 9

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

             *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13054D 10 9

1		NAMES OF REPORTING PERSONS:	Richard L. Rosenfield

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

Not Applicable.			(b) ☐

3			SEC Use Only

4			CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	651,288 shares

	6	SHARED VOTING POWER	0 shares

	7	SOLE DISPOSITIVE POWER	651,288 shares

	8	SHARED DISPOSITIVE POWER	0 shares

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	651,288 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a) Name of Issuer:

California Pizza Kitchen, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

6053 West Century Boulevard, 11th Floor, Los Angeles, California 90045-6442

Item 2(a) Name of Person Filing:

Richard L. Rosenfield

Item 2(b) Address of Principal Business Office or, if none, Residence:

1334 Parkview Avenue #200, Manhattan Beach, California 90266

Item 2(c) Citizenship:

United States of America

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

13054D 10 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership

              (a) - (c)  The response of Richard L. Rosenfield to Items 5, 6, 7, 8, 9 and 11 in the Cover Page which relates to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003	RICHARD L. ROSENFIELD

/s/ RICHARD L. ROSENFIELD